Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
Announces $10 Million Expansion of Share Repurchase Program

AZOUR, Israel – February 28, 2023 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced today that its board of directors has authorized a $10.0 Million expansion of the company's ongoing share repurchase program.

The Share Repurchase Program initially authorized 25 million USD share repurchase, which was partially executed during years 2019-2022 (21.7 Million USD) .

Share repurchases, if any, will be funded by available working capital. Repurchases of the Company's ordinary shares will be made based on Rule10b-18 terms. Share repurchases may be suspended or discontinued at any time.

Under the extended repurchase program, shares may be repurchased from time to time in open market transactions, in privately negotiated transactions or by other means in accordance with applicable securities laws and regulations. The actual timing, number and value of shares repurchased will depend on market conditions, share price, trading volume and other factors. For all or a portion of the authorized repurchase amount, Ituran may enter into a plan that is compliant with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 that is designed to facilities these purchases. The repurchase program does not require Ituran to acquire a specific number of shares and may be suspended from time to time or discontinued.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said “We believe that the ability to buy back our own shares, depending on market conditions, is a tool that will contribute to shareholder value over the long term.”

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246